EXHIBIT 12(b)
FLORIDA POWER & LIGHT COMPANY COMPUTATION OF RATIOS
	Years Ended December 31,

	2002	2001	2000	1999	1998

	(millions of dollars)
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Net income	$732	$694	$622	$591	$631
Income taxes	413	383	341	324	349
Fixed charges, as below	177	198	192	174	209

Total earnings, as defined	$1,322	$1,275	$1,155	$1,089	$1,189

Fixed charged, as defined:
Interest charges	$166	$187	$176	$163	$196
Rental interest factor	8	6	7	3	4
Fixed charges included in nuclear fuel cost	3	5	9	8	9

Total fixed charges, as defined	$177	$198	$192	$174	$209

Ratio of earnings to fixed charges	7.47	6.44	6.02	6.26	5.69

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Earnings, as defined:
Net income	$732	$694	$622	$591	$631
Income taxes	413	383	341	324	349
Fixed charges, as below	177	198	192	174	209

Total earnings, as defined	$1,322	$1,275	$1,155	$1,089	$1,189

Fixed charged, as defined:
Interest charges	$166	$187	$176	$163	$196
Rental interest factor	8	6	7	3	4
Fixed charges included in nuclear fuel cost	3	5	9	8	9

Total fixed charges, as defined	177	198	192	174	209

Non-tax deductible preferred stock dividends	15	15	15	15	15
Ratio of income before income taxes to net income	1.56	1.55	1.55	1.55	1.55

Preferred stock dividends before income taxes	23	23	23	23	23

Combined fixed charges and preferred stock dividends	$200	$221	$215	$197	$232

Ratio of earnings to combined fixed charges and preferred stock dividends	6.61	5.77	5.37	5.53	5.13